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United States

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES BOARD AND MANAGEMENT CHANGES

Toronto, Ontario – October 25, 2021 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce the appointment of Jeff Swinoga as an independent director to the Board of Directors and Chair of the Audit Committee and Jorge Ortega as Vice President Exploration. The Company also reports the departure of Ben Pullinger as Senior Vice President Geology and Corporate Development to pursue an opportunity with a West African gold producer.

“Competition for people is one of the biggest challenges in our industry,” stated Brendan Cahill, President and CEO. “Ben has been a key part of our management team since joining Excellon in 2016 and has done an incredible job advancing our portfolio, including the acquisitions of our projects in Idaho and Saxony. We wish him the very best in his new role. Jorge Ortega has been leading our exploration in Mexico since 2018, after working on numerous projects in the Americas and Europe. He lives and breathes our approach to exploration. With Jorge now leading our exploration team as Vice President Exploration, we won’t miss a beat as we advance exploration at Platosa, Kilgore and Silver City.”

Mr. Cahill continued, “We’re also very pleased to welcome Jeff Swinoga to the Board as an independent Director and Chair of the Audit Committee. Jeff has had an exceptional career in the industry and will be a key player in our strategic development going forward.”

Mr. Ortega is a Professional Geologist with 30 years of experience in the mining industry. Prior to joining Excellon in 2018, he was Exploration Country Manager Mexico for Great Panther Silver, leading exploration efforts in Guanajuato and Durango, delineating the pre-production San Ignacio Mine resource. His prior experience includes Alamos Gold, where he advanced the Mulatos (Mexico) and Kirazli (Turkey) projects, Oro Silver, Goldcorp (Eleonore), Noranda, INMET Mining, SOQUEM (Quebec’s para-governmental exploration company), the Geological Survey of Canada and the Consejo de Recursos Minerales of Mexico. During his time at Excellon, he has led exploration efforts on the Platosa Property, leading to mineral resource growth at the Platosa Mine, the delineation of a large Platosa-style alteration zone at Jaboncillo and the identification of a large, geophysical skarn target at PDN. He led delineation of the silver-lead-zinc mineral resource estimate on the Evolución Property completed in September 2019. His extensive epithermal experience has also contributed to Excellon’s advancement of the Silver City Project. Mr. Ortega holds a Masters in Earth Sciences from INRS-Laval University and a Bachelors of Geological Engineering from the National Autonomous University of Mexico.

Mr. Swinoga is a highly accomplished mining executive with over 25 years of executive and management experience in the areas of capital markets, project advancement, development and project construction. Most recently, he was the national mining and metals co-leader at EY Canada. Previously he was president and CEO of First Mining Gold, chief financial officer of Torex Gold Resources Inc. where, during his four-year tenure, he led the $400-million (U.S.) financing of Torex’s $800-million (U.S.) El Limon-Guajes gold mine on the Morelos property and led his team during Torex’s transition from an exploration and development company to a mid-tier gold producer. Prior to Torex, Mr. Swinoga spent four years as the CFO of North American Palladium Ltd., during which time NAP financed and constructed the underground Offset Zone expansion project for the Lac des Iles mine, in addition to acquiring and building two gold producing mines in Quebec. Further, he spent three years as CFO of HudBay Minerals Inc., where, from its initial public offering in late 2004, grew to a market capitalization of over $2-billion. Mr. Swinoga also spent seven years at Barrick Gold Corp. as a senior officer with responsibilities that included project financing of Barrick’s Bulyanhulu and Veladero projects. He is a chartered professional accountant and holds a master of business administration degree from the University of Toronto as well as a bachelor’s degree (honours) in economics from the University of Western Ontario. Mr. Swinoga was also elected to the board of PDAC (Prospectors & Developers Association of Canada) this year and is a member of its audit committee.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high-quality advanced-exploration gold project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: October 25, 2021	By:	/s/ Brendan Cahill
President and Chief Executive Officer